VIA EDGAR

December 14, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	NovaBay Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 30, 2010
File No. 001-33678

Dear Mr. Rosenberg:

NovaBay Pharmaceuticals, Inc. (“NovaBay”) is electronically transmitting this letter to the Staff of the Securities and Exchange Commission in response to comments received from the Staff contained in the letter from the Staff, dated December 14, 2010, with respect to NovaBay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed by NovaBay with the Securities and Exchange Commission on March 30, 2010.

This letter will confirm that NovaBay intends to file its written response to the Staff’s comment letter no later than Friday, January 7, 2011. Please contact me at (510) 899-8809, or Brett White of Cooley LLP at (650) 843-5191, with any questions or comments.

Sincerely,

NovaBay Pharmaceuticals, Inc.

By:	/s/ Thomas J. Paulson
Thomas J. Paulson Chief Financial Officer

cc:	Ron Najafi, President and Chief Executive Officer Brett White, Cooley LLP

NOVABAY PHARMACEUTICALS, INC.
5980 Horton Street, Suite 550, Emeryville, CA 94608 - Phone: 510-899-8800
www.novabaypharma.com